UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
or
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2023
Commission File Number:
001-38452

MEREO BIOPHARMA GROUP PLC
(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,
London, W1G 0QF, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form 40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Other Events

On September 7, 2023, Mereo BioPharma Group plc (the “Company”) released its unaudited condensed consolidated financial statements as of June 30, 2023 and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s unaudited condensed consolidated financial statements as of June 30, 2023 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached hereto as Exhibit 99.2, and is incorporated by reference herein.

As of June 30, 2023, the Company had cash and short-term deposits of £42.1 million ($53.1 million). Net cash burn during the second quarter of 2023 amounted to £6.1 million ($7.7 million). The Company expects its existing cash and short-term deposits will enable it to fund its currently committed clinical trials, operating expenses and capital expenditure requirements into 2026.

The contents of this Report on Form 6-K and the information in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Numbers 333-239708 and 333-258495) and Form S-8 (File Numbers 333-231636, 333-236498, 333-252147 333-262151 and 333-269388) and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibits

99.1	Mereo BioPharma Group plc Unaudited Condensed Consolidated Financial Statements as of June 30, 2023.

99.2	Mereo BioPharma Group plc Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Press release dated September 7, 2023

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Christine Fox
Name: Christine Fox
Title: Chief Financial Officer